Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal to Redeem $1,200,000,000 5.20% Series D Medium-Term Notes Second Tranche

TORONTO, May 4, 2012 – Bank of Montreal (the “Bank”) today announced its intention to redeem all of its $1,200,000,000 Series D Medium-Term Notes Second Tranche (the “Notes”) on June 21, 2012.

The Notes are redeemable at the Bank’s option on or after June 21, 2012, at par together with unpaid accrued interest to but excluding the date fixed for redemption. Interest on the Notes will cease to accrue from and after the redemption date.

Notice will be delivered to holders of the Notes in accordance with the terms outlined in the Notes prospectus.

About BMO Financial Group

Established in 1817 as Bank of Montreal, BMO Financial Group is a highly diversified North American financial services organization. With total assets of $538 billion as at January 31, 2012, and more than 47,000 employees, BMO Financial Group provides a broad range of retail banking, wealth management and investment banking products and solutions.

For News Media inquiries:

Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1873

For Investor Relations inquiries:

Michael Chase, Toronto, michael.chase@bmo.com, (416) 867-5452

Andrew Chin, Toronto, andrew.chin@bmo.com, (416) 867-7019

Web: www.bmo.com